December 11, 2024

Sunil Gupta
Chief Executive Officer
Nidar Infrastructure Limited
P4 23 Marina, Al Nassem Street
Dubai, UAE

       Re: Nidar Infrastructure Limited
           Registration Statement on Form F-4
           Filed November 13, 2024
           File No. 333-283189
Dear Sunil Gupta:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Cover Page

1. Please disclose here and in the summary section that Nidar is contemplating issuing additional securities in a private placement to PIPE Investors. Also disclose any material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to Items 1604(a)(2) and 1604(b)(5)
       of Regulation S-K.
 December 11, 2024
Page 2
Prospectus Summary
Redemption Rights, page 42

2. Please clarify that shareholders may exercise their redemption rights regardless of how they vote with respect to the proposed business combination.
The Cartica Board's Reasons for the Business Combination, page 44

3. Please disclose the source of your statement that "IT MW supply in India is anticipated to grow at an annual compounded growth rate of 17% versus 12% in the
       U.S. over the same period."
Compensation Received by the Sponsor, page 49

4. Please include disclosure outside of the table regarding the extent to which the compensation and securities issuances described in the table have resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - IFRS Conversion and Presentation Alignment, page 76

5. Please expand the disclosure to explain the reason for classifying the Cartica Class A ordinary shares subject to redemption as a non-current financial liability under IFRS 2 rather than as a current liability.
Risk Factors
Nidar has substantial debt and faces risks associated with the use of debt..., page 89

6. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.
We depend on significant customers..., page 93

7. We note your disclosure that your top three customers represented 50% of your total annualized recurring revenue generated by your properties as of March 31, 2024.
       Please revise to identify these customers and disclose the material terms of your agreements with these customers including the term and any material termination provisions.
Other General Risks Related to Cartica, page 103

8. Please add a risk factor that Cartica's securities will be suspended from trading on
       Nasdaq and delisted if the business combination is not consummated by January 4,
       2025.
Risks Related to the Business Combination
J.P. Morgan Securities LLC, the underwriter for the IPO..., page 118

9. Please revise to disclose that investors should not place any reliance on the fact that
       J.P. Morgan has been previously involved with Cartica and discuss the material impact, if any, of agreement provisions that survive the termination of its association with Cartica, such as indemnification, contribution, rights of first refusal or lockups.
 December 11, 2024
Page 3

Nidar is expected to be a "controlled company" within the meaning of the applicable rules of
Nasdaq..., page 128

10. Please quantify the percentage of voting power that will be held by Vista Holdings
       Limited upon the closing of the business combination based upon the No Redemption
       Scenario and the Maximum Redemption Scenario.
The Business Combination Agreement and Ancillary Documents
The Cartica Board's Reasons for the Business Combination, page 177

11. Please revise to include a discussion of dilution as one of the material factors considered by Cartica's board of directors in determining whether the de-SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders or advise. Refer to Item 1606(b) of Regulation S-K.
Information Related to Cartica
Directors and Executive Officers, page 196

12. Please revise to disclose the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation
S-K.
Information about Nidar
Overview, page 207

13. We note your disclosures that Nidar provides AI services. Please provide a materially complete discussion of what you mean by AI services and also clarify and whether you utilize third-party artificial intelligence products.
Certain Relationships and Related Person Transactions
Nidar Related Person Transactions, page 251

14. Please file the material related party agreements in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation
S-K.
Financial Statements - Nidar Infrastructure Limited
Note 3.7. Property, Plant and Equipment, page F-20

15. We note that during the period, you reassessed the useful lives of certain assets from 3 years to 8 years. Please expand the disclosure to include the date of the change, the category of assets impacted, and the amount of the impact prospectively in fiscal 2024 or estimated for fiscal 2025.
Note 13. Goodwill, page F-38

16. We note in your disclosure of subsidiaries on page F-64 that NUI Services is a Utility,
       NIDP Developers is a Data Center and Globus Data is an Investing entity. Please expand the disclosure to describe the nature of the cash generating units by type of asset.
 December 11, 2024
Page 4
Note 17. Cash and cash equivalents, page F-40

17. Refer to Risk Factors on page 91 that states that Nidar is subject to legal restrictions on the convertibility of currencies in India, which could limit Nidar's ability to use cash generated in India in another country. Please expand the disclosure to quantify the amount of cash and cash equivalents subject to restrictions.
Note 21. Other equity, page F-42

18. Please revise to indicate the Company has an accumulated deficit, not retained earnings. Similarly revise the line-item description on your balance sheet.
Note 30. Financial Instruments - Fair values and risk management
Other financial assets, page F-51

19. Refer to the Summary of trade receivables and Impairment loss allowances with aging. We note that in fiscal 2023, the expected loss ratio increased from 7.58% to
       99.99% for 1-2 years and 2-5 years outstanding, respectively. We also note that the
       2023 expected loss ratios for over 1 year outstanding were lower as a percentage that
       181-365 days outstanding. Please expand the disclosure to explain the trends for each fiscal year and the reasons for the significant differences from year to year.
Note 32. Tax expenses, page F-58

20. Please expand the disclosure to explain the reason for the decrease in domestic tax rate from 15% to 0% from 2023 to 2024. Also, expand the disclosure to include the various jurisdictions and statutory tax rates for each jurisdiction.
Note 34. Segment Reporting, page F-60

21. We note on page 208 that you generate significantly higher margins from colocation services and AI services are estimated to contribute significantly higher margins when compared with cloud and managed services. Your subsidiaries, Nidar Utilities Panvel
       LLP and NIDP Developers Pvt. Ltd. are described on page 212 and operate as regulated entities per page F-28, charging rates determined by the respective State
       Electricity Regulatory Commission. The disclosure on page F-35 segregates fixed assets by the following: Networking & Security Equipment, Data Centre Equipment
       and Power Distribution Equipment, disclosure on page F-64 discloses that you have separate subsidiaries for Data Centre and Cloud Services, Network
Bandwidth
       Services and the Utility business and disclosure on pages 221 and F-32 quantifies disaggregated revenues by these types. However, we also note on page F-31 that you state that you have integrated your organization structure with respect to its business considering that the synergies, risks and returns associated with business operations are not predominantly distinct and that you believe that you operate in a single segment. Please supplementally provide a detailed analysis that supports your belief that you operate in one segment using the criteria in paragraph 12 of IFRS 8 and your management structure using paragraph 9 of IFRS 8 in your analysis. December 11, 2024
Page 5
Note 36. Related Party, page F-61

22. Refer to the Trademark License Agreement with Mr. Darshan Hiranandani for the
       "Yotta" trademark on page 254. Please expand the related party disclosure to include this Trademark License Agreement, including the term and other reimbursements incurred by him in connection with the business of Nidar.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Taylor Landry